                              Exhibit (a)(1)
                              Prospectus Supplement to
                              Prospectus dated January 31, 2002 and Prospectus dated February 27, 2002*




                          GENESIS HEALTH VENTURES, INC.


                         _______________________________


                              OFFER TO ACQUIRE ALL
                            OUTSTANDING OPTIONS UNDER
                        THE GENESIS HEALTH VENTURES, INC.
                             2001 STOCK OPTION PLAN


                         _______________________________

                         THE OFFER AND WITHDRAWAL RIGHTS
                   EXPIRE AT 12:00 MIDNIGHT PHILADELPHIA TIME
                           ON MAY 12, 2003, UNLESS THE
                                OFFER IS EXTENDED


                                  APRIL 1, 2003





* This Supplement constitutes part of the Section 10(a) Prospectus dated January 31, 2002 relating to the Genesis Health Ventures, Inc. 2001 Stock Option Plan and the Section 10(a) Prospectus dated February 27, 2002 relating to the Genesis Health Ventures, Inc. 2001 Stock Incentive Plan.

                          GENESIS HEALTH VENTURES, INC.

                                OFFER TO ACQUIRE
                          ALL OUTSTANDING OPTIONS UNDER
            THE GENESIS HEALTH VENTURES, INC. 2001 STOCK OPTION PLAN

                            -------------------------

                    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
                12:00 MIDNIGHT PHILADELPHIA TIME ON MAY 12, 2003,
              UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE")


                  Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis," "we," "our" or "us") is offering to employees of Genesis and its majority-owned or wholly-owned subsidiaries the opportunity to tender for cancellation all outstanding options (the "Options") to purchase shares of its Common Stock, $.02 par value ("Common Stock"), previously granted to them under the Genesis Health Ventures, Inc. 2001 Stock Option Plan (the "2001 Stock Option Plan") for the following consideration: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares (the "Restricted Share Acceleration") plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option (the payment of either $2.00 or $2.50 per share, as the case may be, in cash for Options tendered hereby shall hereinafter be referred to as the "Cash Payment").

                  We are making this offer upon the terms and subject to the conditions set forth in this Offer to Acquire and in the accompanying letter of acceptance (the "Letter of Acceptance") (which Offer to Acquire and Letter of Acceptance together, as they may be amended from time to time, constitute the "offer"). The Restricted Share Acceleration or Cash Payment, as the case may be, to those participants who have validly tendered and not withdrawn their Options for cancellation and whose Options have been accepted by us for cancellation, will be made on the date of cancellation which shall be promptly after the Expiration Date (the "Cancellation Date"). The Cancellation Date may be further extended in the event that we extend the Expiration Date of the offer. We currently anticipate that the Cancellation Date will be on May 12, 2003 and those option holders receiving Cash Payments (less applicable withholding) will receive such consideration promptly either in their paycheck or a separate check.

                  This offer is not conditioned upon a minimum number of Options being elected for tender. You must, however, tender all your Options if you choose to tender any of your Options. This offer is subject to conditions, which we describe in Section 7 of this Offer to Acquire.

                  Nothing herein shall constitute an agreement by or obligation of us, our board of directors or any committee of our board of directors established for the purpose of administering the grant of stock options, to grant any other options in the future. The grant of any options and the amount or percentage of options to be granted has been or will be, as the case may be, determined at the sole discretion of our board of directors or the committee of the board of directors established for such purpose.

                  Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to tender or refrain from electing to tender your Options. You must make your own decision whether to elect to tender your Options.

                  Shares of our Common Stock are quoted on the Nasdaq National Market under the symbol "GHVI." On March 31, 2003, the last reported sale price of our Common Stock as reported on the Nasdaq National Market was $14.86 per share. The current market price of our Common Stock, however, is not necessarily indicative of future stock prices.

                  This Offer to Acquire has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of the information contained in this Offer to Acquire. Any representation to the contrary is a criminal offense.

                  You should direct questions about this offer or requests for assistance or for additional copies of the Offer to Acquire and related documents to James W. Tabak, our Senior Vice President, Human Resources, by email at jim.tabak@ghv.com, by facsimile at (610) 925-2242 or by telephone at
(610) 925-4050.

                                    IMPORTANT

                  If you wish to elect to tender your Options, you must complete and sign the Letter of Acceptance in accordance with its instructions and send the Letter of Acceptance, to us, to the attention of James W. Tabak, by mail or by hand delivery to Mr. Tabak at Genesis Health Ventures, Inc., 101 East State Street, Kennett Square, Pennsylvania 19348.

                  We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to tender Options be accepted from or on behalf of, the option holders residing in such jurisdiction.

                  We cannot guarantee that, subsequent to the cancellation date, the market price of our Common Stock will not increase to a price that is greater than the exercise price of your Options that have been tendered for acquisition. Our board of directors recognizes that the decision to accept the offer is an individual one that should be based on a variety of factors, and you should consult your personal advisors if you have questions about your financial, legal or tax situation. The information about this offer is limited to this document, including the Summary Term Sheet and the accompanying documents.

                  We have not authorized any person to make any recommendation on our behalf as to whether you should elect to tender or refrain from electing to tender your Options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the accompanying documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
SUMMARY TERM SHEET................................................................................................1
   General Questions About This Offer.............................................................................1
   Specific Questions About the Cancelled Options.................................................................4
THE OFFER.........................................................................................................5
1.       ELIGIBILITY..............................................................................................5
2.       NUMBER OF OPTIONS; EXPIRATION DATE.......................................................................5
3.       PURPOSE OF THE OFFER.....................................................................................6
4.       PROCEDURE FOR ELECTING TO TENDER OPTIONS.................................................................8
5.       WITHDRAWAL RIGHTS........................................................................................9
6.       ACCEPTANCE OF OPTIONS FOR CANCELLATION AND REPURCHASE....................................................9
7.       CONDITIONS OF THE OFFER.................................................................................10
8.       PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS......................................................13
9.       SOURCE AND AMOUNT OF CONSIDERATION......................................................................13
10.      SUMMARY OF TERMS OF 2001 STOCK OPTION PLAN..............................................................14
11.      SUMMARY OF THE 2001 STOCK INCENTIVE PLAN................................................................19
12.      INFORMATION CONCERNING GENESIS..........................................................................23
13.      INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE OPTIONS.................25
14.      STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.....................26
15.      LEGAL MATTERS; REGULATORY APPROVALS.....................................................................26
16.      MATERIAL FEDERAL INCOME TAX CONSEQUENCES................................................................27
17.      EXTENSION OF OFFER; TERMINATION; AMENDMENT..............................................................28
18.      FEES AND EXPENSES.......................................................................................29
19.      ADDITIONAL INFORMATION..................................................................................29
20.      MISCELLANEOUS...........................................................................................30
Schedule A         Information Concerning the Directors and Officers of Genesis Health
                   Ventures, Inc................................................................................A-1


                               SUMMARY TERM SHEET

                  The following section answers some of the questions that you may have about this offer. However, it is only a summary. You should carefully read the remainder of this Offer to Acquire and the accompanying Letter of Acceptance and Notice of Withdrawal because the information in this summary is not complete and there is additional important information in the remainder of this Offer to Acquire, and in the Letter of Acceptance and Notice of Withdrawal. We have included page references to the remainder of this Offer to Acquire where you can find a more complete description of the topics in this summary.

                        General Questions About the Offer

1. What securities are we offering to acquire?

                  We are offering to acquire all outstanding Options to purchase shares of our Common Stock in exchange for the following consideration: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares (the "Restricted Share Acceleration") plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option (the payment of either $2.00 or $2.50 per share, as the case may be, in cash for Options tendered hereby shall hereinafter be referred to as the "Cash Payment").
(Pages 5-6)

2. Why are we making the offer to acquire?

                  We are making this offer because a considerable number of our employees have Options, whether or not they are currently exercisable, that have exercise prices significantly above the current and recent trading prices of our Common Stock. We believe that these "under water" Options are unlikely to be exercised in the near future. We are making this Offer to Acquire on a voluntary basis to allow our employees who are eligible to participate in the offer to choose whether to keep their Options, or to cancel those Options for the Restricted Share Acceleration or Cash Payment. In addition, as we announced on February 12, 2003, we plan to spin-off our eldercare business. The cancellation of the Options will provide us with more flexibility in our option programs after the spin-off. (Pages 6-7)

3. Who is eligible?

                  Any of our current employees (including officers, except for our Chief Executive Officer) or current employees of our majority-owned or wholly-owned subsidiaries, with an Option is eligible. Consultants, who are not our employees, are not eligible to participate in the offer. (Page 5)

4. How does the offer work?

                  The offer requires that an eligible employee make a voluntary election, that will become irrevocable by 12:00 midnight, Philadelphia time, on the Expiration Date, which is currently scheduled for May 12, 2003, unless the offer is extended in our sole discretion, to surrender his or her eligible outstanding Options for (i) the Restricted Share Acceleration or (ii) the Cash Payment. (Pages 8-10)

5. What do I need to do to participate in the offer to acquire?

                  To participate, you must properly complete and duly execute the Letter of Acceptance that is attached at the end of this Offer to Acquire, and ensure that we receive it no later than the Expiration Date. You can return your Letter of Acceptance by hand delivery or by mail to James W. Tabak at Genesis Health Ventures, Inc., 101 East State Street, Kennett Square, Pennsylvania 19348. (Pages 8-9)

6. If I participate, what will happen to my current Options?

                  Options surrendered under this offer are currently scheduled to be acquired and cancelled on the Cancellation Date which shall be as promptly as practicable after the Expiration Date, which is currently scheduled for 12:00 midnight, Philadelphia time, on May 12, 2003, unless the offer is extended in our sole discretion. The Cancellation Date may, therefore, be extended by us, in the event that we extend the Expiration Date of this offer. (Pages 8-9)

7. What is the deadline to elect to participate and how do I do so?

                  The deadline to elect to surrender your Options is the Expiration Date, which is currently scheduled for 12:00 midnight, Philadelphia time, on May 12, 2003, unless the offer is extended in our sole discretion.
This means that James W. Tabak at Genesis Health Ventures, Inc. must have received your completed and signed Letter of Acceptance in his hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long. If we extend the offer, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled Expiration Date. If we extend the offer, you must deliver your completed and signed Letter of Acceptance, before the extended Expiration Date. We reserve the right to reject any or all Options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those Options for which you have validly tendered and not withdrawn. Subject to our rights to extend, delay, terminate, and amend the offer, we currently expect that we will accept all such Options for cancellation and acquire on the Cancellation Date, which shall be as promptly as practicable after the Expiration Date of the offer. (Pages 5-6)

8. What will happen if I do not turn in my form by the Expiration Date?

                  If you do not turn in your completed and signed Letter of Acceptance by the Expiration Date, then you will not participate in the offer. If you elect not to participate in the offer, we do not believe that the offer will change any of the terms of your Options. However, while we have not made a final determination on how Options outstanding at the time of the spin-off of our eldercare business will be treated, we expect that they will be converted to options for stock in the remaining company and new company with an allocation of the current exercise price between such Options. (Page 8)

9. During what period of time may I withdraw a previous election to tender?

                  You may withdraw your election to tender Options at any time before the Expiration Date. If we extend the offer beyond that time, you may withdraw your Options elected for tender at any time until the extended Expiration Date of the offer. To withdraw an election to cancel Options, you must deliver by hand delivery or by mail to James W. Tabak at Genesis Health Ventures, Inc. a completed and signed Notice of Withdrawal that is attached to the end of this Offer to Acquire on or prior to the Expiration Date. Your Notice of Withdrawal will withdraw all of the Options you have previously elected to tender. Once you have withdrawn Options, you may re-elect to tender Options only by again following the election procedure described in the answer to Question 5. (Page 9)

10. If I participate in the offer am I eligible to receive other stock option grants during the six-month period following the Cancellation Date?

                  No. Because of the required accounting treatment, participants in this offer whose tendered Options are accepted by us for cancellation will not receive any other stock option grants during the six month period following the Cancellation Date. (Page 26)

11. Is there any tax consequence to my participation in the offer?

                  Eligible employees who tender Options for the Cash Payment are citizens or residents of the United States, and whose tendered Options are accepted by us for cancellation, will have the amount of their respective Cash Payment (see Question 1 above) taxed as ordinary compensation income in the year received. Such income is subject to applicable withholding by us of income, FICA and Medicare taxes and other applicable employment taxes.

                  Eligible employees who tender Options for the Restricted Share Acceleration and who are citizens or residents of the United States, and whose tendered Options are accepted by us for cancellation, will realize taxable ordinary compensation income in an amount equal to the fair market value of the restricted shares that become vested, unless either (1) such employee made a valid Section 83(b) election within thirty (30) days of the receipt of the restricted shares, or (2) such employee elected to defer the receipt of the restricted shares pursuant to the Genesis Health Ventures, Inc. Deferred Compensation Plan. In either of such events there will be no taxable ordinary compensation income realized as a result of the Restricted Share Acceleration. Compensation income is subject to applicable withholding by us of income, FICA and Medicare taxes and other applicable employment taxes.

                  Eligible employees who are entitled to receive the Restricted Share Acceleration should consult their tax advisors and the administrator of the Genesis Health Ventures, Inc. Deferred Compensation Plan prior to determining whether to accept the offer. (Page 27)

12. How should I decide whether or not to participate?

                  We understand that the decision whether or not to tender Options will be a challenging one for many eligible participants. The offer does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each employee's assumptions about the future overall economic environment, the performance of the overall market and companies in our industry, and our own business and stock price. (Pages 6-7)

13. What does management and our board of directors think of the offer?

                  Although our board of directors has approved the making of this offer, neither our management nor our board of directors make any recommendation as to whether you should elect to tender or refrain from tendering your Options. Our officers, except for our Chief Executive Officer, are eligible to participate in the offer. (Pages 6-8 and 25-26)

14. What are the conditions to the offer?

                  The offer is not conditioned upon a minimum number of Options being elected for tender. You must, however, tender all your Options if you choose to tender any of your Options.

                  The offer is also subject to a number of conditions that are described in Section 7 of this Offer to Acquire. (Pages 10-13)

                 Specific Questions About the Cancelled Options

15. Which Options can be tendered?

                  If an eligible employee elects to participate in the offer, all Options of the employee previously granted under the 2001 Stock Option Plan must be tendered.

16. Can I choose which Options I want to tender?

                  You must tender for cancellation all your Options if you choose to tender any of your Options.

17. Can I tender the remaining portion of an Option that I have already partially exercised?

                  Yes, you can tender all remaining outstanding, unexercised Options.

18. If I choose to participate, what will happen to my Options that will be cancelled?

                  If you elect to participate in the offer, and your Options are accepted for cancellation, then on the Cancellation Date we will acquire and cancel all of your outstanding Options. The shares of Common Stock subject to the Options cancelled will be returned to the pool of shares available for issuance upon the exercise of additional options granted under the 2001 Stock Option Plan. (Pages 9-10 and 26)

THE OFFER

1. ELIGIBILITY

                  Our employees (including officers, except for our Chief Executive Officer) or employees of our majority-owned or wholly-owned subsidiaries as of the date the offer commences and who remain employees through the Expiration Date (described below in Section 2) are eligible to participate in the offer to tender their Options (described below in Section 2) and receive either the Restricted Share Acceleration or Cash Payment (described below in
Section 2) for the Options accepted by us for cancellation. Consultants, who are not our employees, are not eligible to participate in the offer.

                  If you are not our employee or an employee of one of our majority-owned or wholly-owned subsidiaries as of the Expiration Date, unless such requirement is waived as to you by us, your Options tendered for cancellation pursuant to this offer will not be accepted for cancellation.

2. NUMBER OF OPTIONS; EXPIRATION DATE

                  Upon the terms and subject to the conditions of this offer, we will accept for cancellation, all Options to purchase shares of our Common Stock granted under the 2001 Stock Option Plan, that are validly tendered by eligible employees on or prior to the "Expiration Date," as defined below, and which are not withdrawn in accordance with Section 5. The "Expiration Date" shall mean the later of 12:00 midnight, Philadelphia time, on May 12, 2003 or the latest time and date to which the offer is extended. See Section 17 for a description of our rights to extend, delay, terminate and amend the offer. This offer is not conditioned on any minimum number of Options being tendered. We will not, however, accept partial tenders of Options. You must tender all Options if you choose to tender any Options. As of March 31, 2003 there were Options to purchase 1,784,000 shares of Common Stock outstanding and eligible for tender pursuant to the Offer to Acquire.

                  If your Options are validly tendered and accepted for cancellation, you will be entitled to receive: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares (the "Restricted Share Acceleration") plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares of Common Stock under our 2001 Stock Incentive Plan, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option (the payment of either $2.00 or $2.50 per share, as the case may be, in cash for Options tendered hereby shall hereinafter be referred to as the "Cash Payment"). The Cash Payment (less applicable withholding) will be made upon the Cancellation Date. We currently anticipate that the Cancellation Date will be on May 12,

2003 and those option holders receiving Cash Payments (less applicable withholding) will receive such consideration promptly either in their paycheck or a separate check.

                  Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to change the terms of this offer. In the event we increase or decrease the Cash Payment to be paid or Restricted Share Acceleration to be made for the Options tendered for cancellation; we will publish notice or otherwise notify you in writing of such action and we will extend the offer so that the offer is open at least ten (10) business days following the publication, sending or giving notice.

                  If the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease in the Restricted Share Acceleration and the Cash Payment is first published, sent or given in the manner described in Section 17 of this Offer to Acquire, we will extend the offer so that the offer is open at least ten (10) business days following the publication, sending or giving of notice.

                  For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through midnight, Philadelphia time. There can be no assurance, however, that we will exercise our right to extend this offer.

3. PURPOSE OF THE OFFER

                  We have issued Options to provide our employees an opportunity to acquire or increase their ownership stake in our company, thereby creating a stronger incentive to expend maximum effort for our growth and success and encouraging our employees to continue their employment, as the case may be, with us.

                  Many of these Options, regardless of whether they are currently exercisable, are not achieving the purpose for which they were intended since they have exercise prices that are significantly higher than the current and recent trading prices of our Common Stock, effectively making them unlikely to be exercised in the near future. We are making the offer on a voluntary basis to allow our employees to choose whether to keep their Options at their current exercise price, or to cancel those Options for the Restricted Share Acceleration or Cash Payment. In addition, as we announced on February 12, 2003, we plan to spin-off our eldercare business. The cancellation of the Options will provide us with more flexibility in our option programs after the spin-off.

                  Considering the risks associated with the volatile and unpredictable nature of the stock market, and our industry in particular, there is no guarantee that the market price for our Common Stock will not, subsequent to the Cancellation Date, increase to an amount greater than the exercise price of the Options you tender for cancellation.

                  On February 12, 2003, we announced plans to spin-off our eldercare business in what is expected to be a tax-free transaction to shareholders. The transaction is expected to be completed by the end of calendar year 2003. The remaining company will retain the Genesis NeighborCare pharmacy operations and is expected to operate under the NeighborCare brand. The new company will include the Genesis Eldercare skilled nursing centers, Genesis Rehabilitation Services, and several ancillary businesses. Each company will have its own board of directors and senior management team. NeighborCare will continue to be led by Robert H. Fish, currently our Chairman and Chief Executive Officer. George V. Hager, Jr., currently our Executive Vice President and Chief Financial Officer, will lead the independent eldercare company as its Chief Executive Officer. We have requested a ruling from the Internal Revenue Service with respect to the tax-free nature of the distribution of shares of the independent eldercare company.

                  Subject to the foregoing, and except as otherwise disclosed in this offer or in our filings with the SEC, we, however, have no plans or proposals that relate to or would result in:

o an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

o any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

o any material change in our present dividend policy, or our indebtedness or capitalization (other than, as previously announced the buy back of shares of Common Stock);

o any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board of directors vacancies or to change any material terms of the employment contract of any officer;

o        any other material change in our corporate structure or business;

o our Common Stock not being authorized for quotation in an automated quotation system operated by a national securities association;

o our Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

o the suspension of our obligation to file reports under to Section 15(d) of the Securities Exchange Act of 1934;

o the acquisition by any person of a material amount of our securities or the disposition of a material amount of our securities (other than, as previously announced the buy back of shares of Common Stock); or

o any changes in our certificate of incorporation, bylaws or other governing instruments, or any actions that could impede the acquisition of control of us.

                  Although we have no current plans to do so other than the spin-off described above, we may in the future engage in one or more of the transactions noted above, which could significantly affect the price of our Common Stock.

                  Neither we nor our board of directors makes any recommendation as to whether you should elect to tender your Options for cancellation, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Acquire and to consult your own investment and tax advisors. You must make your own decision whether to elect to tender your Options.

4. PROCEDURE FOR ELECTING TO TENDER OPTIONS

                  Proper Tender of Options. To validly tender your Options pursuant to this offer, you must properly complete and duly execute the Letter of Acceptance which is attached at the end of this Offer to Acquire. You must deliver the completed and executed Letter of Acceptance, together with any other documents required by the Letter of Acceptance, by hand delivery or by mail to James W. Tabak, at Genesis Health Ventures Inc., 101 East State Street, Kennett Square, Pennsylvania 19348. The completed and executed Letter of Acceptance must be received by Mr. Tabak on or prior to the Expiration Date (see Section 2 above).

                  If you do not turn in your Letter of Acceptance by the Expiration Date, then you will not participate in the offer and all Options you currently hold will remain unchanged at their original price and terms.

                  The method of delivery of the Letter of Acceptance, together with other documents required by the Letter of Acceptance is at the option and risk of the tendering option holder. Options will be deemed delivered only when actually received by us. If delivery is by mail, registered or certified mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

                  Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for cancellation and payment will be determined by us in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of Options that we determine are not in proper form or for which the acceptance for cancellation and payment may be unlawful. We also reserve the absolute right to waive any condition of the offer or any defect or any irregularity in any tender of Options, provided that any waiver of a condition of the offer will be applicable to all eligible holders of Options. A tender of Options will not be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall we nor any other person incur any liability for failure to give such notice.

                  Failure to Validly Tender. If you do not turn in your completed and signed Letter of Acceptance by the Expiration Date, then you will not participate in the offer. If you elect not to participate in the offer, we do not believe that the offer will change any of the terms of your Options. However, while we have not made a final determination on how Options outstanding at the time of the spin-off of our eldercare business will be treated, we expect that they will be converted to options for stock in the remaining company and new company with an allocation of the current exercise price between such options.

                  Our Acceptance Constitutes an Agreement. Your election to tender Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this offer. Our acceptance and cancellation of your tendered Options pursuant to this offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this offer.

                  Subject to our rights to extend, delay, terminate or amend the offer, we currently expect that we will, on the Cancellation Date, accept for cancellation all validly tendered Options that have not been withdrawn.

5. WITHDRAWAL RIGHTS

                  You may withdraw the Options you have elected to tender only if you comply with the provisions of this Section 5.

                  You have the right to withdraw the Options you have elected to tender at any time before the Expiration Date as that may be extended in our discretion (see Section 2 above). In addition, if we do not accept your tendered Options for cancellation before May 27, 2003, the 40th business day from the commencement of this offer, you may withdraw the Options you have elected to tender at any time after May 27, 2003.

                  To validly withdraw Options that you have tendered you must deliver to us a properly completed and duly executed Notice of Withdrawal that is attached at the end of this Offer to Acquire, while you still have the right to withdraw your election to tender Options. The Notice of Withdrawal, if properly completed, duly executed and timely received by us, will withdraw from election to tender all of your previously tendered Options pursuant to this offer. You may not withdraw a portion of your previously tendered Options with the Notice of Withdrawal. An option holder who elects to tender Options (which are subsequently to be withdrawn) must sign the Notice of Withdrawal exactly as such option holder's name appears on the Letter of Acceptance.

                  If properly completed, duly executed and timely received by us, you may not rescind any submitted Notice of Withdrawal and the Options you withdraw will thereafter be deemed not validly tendered for purposes of the offer, unless you validly re-tender those Options before the Expiration Date by following the procedures described in Section 4.

                  Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Notices of Withdrawal. Our determination of these matters will be final and binding.

6. ACCEPTANCE OF OPTIONS FOR CANCELLATION AND ACQUISITION

                  Upon the terms and subject to the conditions of this offer, on the Cancellation Date, we will accept for cancellation and acquire Options validly tendered and not withdrawn before the Expiration Date. The Cancellation Date will be promptly after the Expiration Date, which is currently scheduled for 12:00 midnight, Philadelphia time, on May 12, 2003, unless the offer is extended in our sole discretion. The Cancellation Date may therefore be further extended in the event we extend the Expiration Date of this offer. We currently anticipate that the Cancellation Date will be on May 12, 2003 and those option holders receiving Cash Payments (less applicable withholding) will receive such consideration promptly either in their paycheck or a separate check.


                  If we accept the Options for cancellation that you have validly elected to tender, we will cancel your Options on the Cancellation Date and will deliver to you, among other things, a cancellation notice indicating the number of your tendered Options that we have accepted for cancellation, together with, if you received awards of more than 2,000 restricted shares under the 2001 Stock Incentive Plan, a notice of acceleration of vesting of such restricted shares plus the full Cash Payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share for the Options cancelled and, if you have not received awards of more than 2,000 restricted shares under the 2001 Stock Incentive Plan, the full Cash Payment for the Options cancelled in an amount equal to $2.00 per share subject to the Option for those Options having an exercise price of at least $20.00 per share and $2.50 per share subject to the Option for those Options having an exercise price below $20.00 per share.

                  Under no circumstances will interest accrue or be paid on the Cash Payment to be paid to tendering option holders, regardless of when the Cash Payment or any portion of the Cash Payment is made or if there is any delay in making the Cash Payment.

                  If you are not our employee or an employee of one of our majority-owned or wholly-owned subsidiaries, from the date this offer commences through the Expiration Date, unless such requirement is waived as to you by us, your Options tendered for exchange will not be accepted by us for cancellation.

7. CONDITIONS OF THE OFFER

                  Notwithstanding any other provision of the offer, we will not be required to accept for cancellation, or make any Restricted Share Acceleration or Cash Payment with respect to, any Options tendered, and we may terminate or amend the offer, or postpone (subject to the requirements of the Securities Exchange Act of 1934 for prompt payment for or return of Options) for cancellation, if at any time on or after April 1, 2003 and prior to the Expiration Date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of Options tendered for acquisition:

o there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the Options tendered for cancellation pursuant to the offer, or otherwise relates in any manner to the offer or that, in our reasonable judgment, would materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our majority-owned or wholly-owned subsidiaries, or otherwise materially impair in any way Genesis's ability to consummate the spin-off or Genesis's or its majority-owned or wholly-owned subsidiaries' ability to conduct business after the spin-off;

o there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any legislative body, court or any authority, agency or tribunal that, in our reasonable judgment, would directly or indirectly:

                  (i) make the acceptance for Restricted Share Acceleration or Cash Payment for some or all of the Options tendered for cancellation illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

                  (ii) delay or restrict our ability, or render us unable, to accept for Restricted Share Acceleration or Cash Payment for some or all of the Options tendered for cancellation;

                  (iii) materially impair the contemplated benefits of the offer to us; or

                  (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our majority-owned or wholly-owned subsidiaries, or otherwise materially impair in any way Genesis's ability to consummate the spin-off or Genesis's or its majority-owned or wholly-owned subsidiaries' ability to conduct business after the spin-off;

o        there has occurred:

                  (i) any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in the over-the-counter market;

                  (ii) any increase or decrease of twenty-five percent (25%) or more in the market price of the shares of our Common Stock;

                  (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

                  (iv) the commencement of a war, armed hostilities or other international or national crises directly or indirectly involving the United States;

                  (v) any limitation, whether or not mandatory, by any governmental regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

                  (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of us or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

                  (vii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

o a tender or exchange offer with respect to some or all of our Common Stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

                  (i)      any person, entity or "group," within the meaning of
                           Section 13(d)(3) of the Securities Exchange Act of 1934, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our Common Stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before March 31, 2003;

                  (ii)     any such person, entity or group that has filed a
                           Schedule 13D or Schedule 13G with the SEC on or before March 31, 2003 shall have acquired or proposes to acquire beneficial ownership of an additional 5% or more of the outstanding shares of our Common Stock; or

                  (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

o any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or our majority-owned or wholly-owned subsidiaries that, in our reasonable judgment, materially adversely affects us or our majority-owned or wholly-owned subsidiaries.

                  The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

8. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS

                  Our Common Stock currently trades on the Nasdaq National Market under the symbol "GHVI." From October 15, 2001 until February 7, 2002, our Common Stock traded on the OTC Bulletin Board under the symbol "GHVE." Our common stock that was cancelled in connection with our reorganization was traded on the New York Stock Exchange through June 22, 2000 and on the OTC Bulletin Board thereafter. The following table indicates, for the periods described, the range of high and low closing prices of our Common Stock as reported on the OTC Bulletin Board through February 7, 2002 and on the Nasdaq National Market thereafter.

                     Fiscal Year Ending            High              Low
                     ------------------            ----              ---
September 30, 2003
   First Quarter..........................         $17.51            $13.05
   Second Quarter.........................         $16.79            $13.01

September 30, 2002
   First Quarter..........................         $26.00            $19.20
   Second Quarter.........................         $21.00            $13.74
   Third Quarter..........................         $21.23            $17.70
   Fourth Quarter.........................         $19.50            $14.25

September 30, 2001
   First Quarter..........................          $0.20             $0.03
   Second Quarter.........................          $0.41             $0.11
   Third Quarter..........................          $0.36             $0.02
   Fourth Quarter.........................          $0.08             $0.01

                  We have never declared or paid dividends on our Common Stock. Our ability to pay dividends on our Common Stock is restricted by our senior credit facility and senior secured note agreements. Management does not anticipate the payment of cash dividends on our Common Stock in the foreseeable future.

9. SOURCE AND AMOUNT OF CONSIDERATION

                  If you have received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, in consideration for the cancellation of your Options, we will accelerate the vesting of such restricted shares. If you have not received awards of more than 2,000 restricted shares of our Common Stock under our 2001 Stock Incentive Plan, the Cash Payment that we intend to make for your Options validly tendered and accepted by us for cancellation will be equal to $2.00 per share subject to the Option for those Options having an exercise price of at least $20.00 per share and $2.50 per share subject to the Option for those Options having an exercise price below $20.00 per share.

                  Assuming that all Options eligible for Cash Payment are validly tendered and accepted for cancellation by us in the offer, we will pay $1,439,250 in the offer. In any case, all of the amounts paid for the Options accepted for cancellation will come from our working capital.

                  No interest will accrue and no interest will be paid on the amount of the Cash Payment to you, regardless of:

o        any extension of the offer;

o        when the Cash Payment or any portion of the Cash Payment is made; or

o        delay in making the Cash Payment.

10. SUMMARY OF TERMS OF 2001 STOCK OPTION PLAN

                  General. The 2001 Stock Option Plan was approved by our board of directors on October 2, 2001. Pursuant to the 2001 Stock Option Plan, stock options may be granted which are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as well as stock options not intended to so qualify which are referred to as non-qualified stock options. The purpose of the 2001 Stock Option Plan is to provide additional incentive to these individuals by encouraging them to invest in our Common Stock and thereby acquire a further proprietary interest in us and an increased personal interest in our continued success and progress.

                  Eligibility and Administration. All of our officers and key employees and officers and key employees of any of our present or future parent or subsidiary corporations are eligible to receive an option or options under the 2001 Stock Option Plan. All of our directors and certain consultants and directors and certain consultants of any of our present or future parent or subsidiary corporations are also eligible to receive an option or options under the 2001 Stock Option Plan.

                  The 2001 Stock Option Plan is administered by our board of directors or a compensation committee appointed by our board of directors which is comprised of two or more members of our board of directors, each of whom must meet the definition of a "non-employee" director within the meaning of Rule 16b-3 of the Securities Exchange of 1934. Our board of directors intends that such directors will also meet the definition of an "outside director" as defined under Section 162(m) of the Internal Revenue Code. References to the term "committee" in this Offer to Acquire refer to either our board of directors or such committee. Subject to the provisions of the 2001 Stock Option Plan, the committee determines, among other things, which directors, officers, key employees and consultants will be granted options under the 2001 Stock Option Plan, whether options granted will be incentive stock options or non-qualified stock options, the number of shares subject to an option, the time at which an option is granted, the rate of option exercisability, the duration of an option and, subject to the provisions of the 2001 Stock Option Plan, the exercise price of an option. The committee also has the exclusive right to adopt or rescind rules for the administration of the 2001 Stock Option Plan, correct defects and omissions in, reconcile inconsistencies in, and construe the 2001 Stock Option Plan. In addition, the determinations and the interpretations and construction of any provision of the 2001 Stock Option Plan by the committee shall be final.

                  Number of Shares and Adjustment. The aggregate number of shares which may be issued upon the exercise of options granted under the 2001 Stock Option Plan is 3,480,000 shares of our Common Stock, of which 175,000 shares may be issued solely to directors. The maximum number of options which may be granted to any single individual under the 2001 Stock Option Plan is 80% of the shares reserved for issuance (subject to appropriate adjustments to reflect changes in our capitalization). The 2001 Stock Option Plan provides for adjustments to the number of shares subject to the 2001 Stock Option Plan, as well as the outstanding options and the exercise price of such outstanding options in the discretion of the committee in the event of a declaration of a stock dividend, distribution or other offering of shares, merger, consolidation, transfer of assets, reorganization, split-up, combination or recapitalization.

                  It is intended that shares of Common Stock used to fund option exercises under the 2001 Stock Option Plan shall be obtained from authorized but unissued shares or, to the extent available, our treasury shares.

                  Exercise Price and Terms. The exercise price for incentive stock options granted under the 2001 Stock Option Plan must be equal to at least 100% of the fair market value of our Common Stock as of the date of the grant of the option, except that the option exercise price of incentive stock options granted to an individual owning our shares possessing more than 10% of the total combined voting power of all classes of our stock must not be less than 110% of the fair market value as of the date of the grant of the option. The option price for non-qualified stock options must be at least 100% of the fair market value of our Common Stock as of the date of the grant of the option. The fair market value of our Common Stock on any particular date means the last reported sale price of a share of our Common Stock on any stock exchange on which such stock is then listed or admitted to trading, or on the Nasdaq Stock Market, on such date, or if no sale took place on such date, the last such date on which a sale took place, or if the Common Stock is not then quoted on the Nasdaq Stock Market or listed or admitted to trading on any stock exchange, the average of the bid and asked prices in the over-the-counter market on such date, or if none of the foregoing, a price determined by the committee.

                  Unless terminated earlier by the option's terms, non-qualified stock options and incentive stock options granted under the 2001 Stock Option Plan expire ten (10) years after the date they are granted, except that if incentive stock options are granted to an individual owning shares possessing more than 10% of the total combined voting power of all classes of our stock on the date of the grant, such options expire five years after the date they are granted.

                  Payment of the option price on exercise of incentive stock options and non-qualified stock options may be made in cash, shares of our Common Stock or a combination of both.

                  All options granted pursuant to the 2001 Stock Option Plan are exercisable in accordance with a vesting schedule (if any) which is set by the committee at the time of grant.

                  Termination of Service; Death. All unexercised options will terminate three months following the date an optionee ceases to be employed by us other than by reason of disability or death (but in no event later than the expiration date). An optionee who ceases to be an employee because of a disability must exercise the option within one year after he or she ceases to be an employee (but in no event later than the expiration date). The heirs or personal representative of a deceased optionee who could have exercised an option while alive may exercise such option within one year following the optionee's death (but in no event later than the expiration date).

                  Special Provision for Incentive Stock Option. The maximum aggregate fair market value of the shares of our Common Stock (determined when the incentive stock option is granted) with respect to which incentive stock options are first exercisable by an employee in any calendar year cannot exceed $100,000. In addition, no incentive stock option may be granted to an employee owning directly or indirectly stock possessing more than 10% of the total combined voting power of all classes of our stock, unless the exercise price is set at not less than 110% of the fair market value of the shares subject to such incentive stock option on the date of the grant and such incentive stock option expires not later than five years from the date of grant. No incentive stock option granted under the 2001 Stock Option Plan is assignable or transferrable, otherwise than by will or by the laws of descent and distribution. Except in the event of death or disability, any incentive stock option granted under the 2001 Stock Option Plan is exercisable only during the lifetime of an optionee, and is exercisable only by such optionee. Awards of non-qualified stock options are not subject to these special limitations.

                  Amendments and Termination. Except as required pursuant to
Section 422 of the Internal Revenue Code or any successor provision, the board of directors may amend or supplement the 2001 Stock Option Plan, including the form of option agreement, in any way, or suspend or terminate such plan at any time, as determined by the board of directors without the approval of shareholders; provided, however, that such action shall not affect options granted under the 2001 Stock Option Plan prior to the actual date on which such action occurred. If the board of directors voluntarily submits a proposed amendment, supplement, suspension or termination for shareholder approval, such submission shall not require any future amendments, supplements, suspensions or terminations (whether or not relating to the same provision or subject matter) to be similarly submitted for shareholder approval.

                  Expiration of the 2001 Stock Option Plan. Unless terminated earlier by our board of directors, the 2001 Stock Option Plan will remain in effect until all awards granted under the 2001 Stock Option Plan have been satisfied by the issuance of shares provided that no new awards may be granted under the 2001 Stock Option Plan more than ten years from of the date the 2001 Stock Option Plan was adopted by us.

                  ERISA Compliance. The 2001 Stock Option Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1934, as amended.

                  Federal Income Tax Consequences of the 2001 Stock Option Plan. The following information is not intended to be a complete discussion of the Federal income tax consequences of participation in the 2001 Stock Option Plan and is qualified in its entirety by reference to the Internal Revenue Code, and the regulations adopted pursuant thereto. The provisions of the Internal Revenue Code described in this section include current tax law only and do not reflect any proposals to revise current tax law. Optionees who hold Options granted under the 2001 Stock Option Plan should consult his or her own tax advisor with respect to his or her individual tax position and the effect of any legislative revisions on such position.

                  Optionees subject to taxes imposed by state, local and other taxing authorities, including foreign governments, should consult with their own attorneys or tax advisers regarding the tax consequences thereunder.

                  The Federal income tax consequences applicable to persons subject to potential liability under Section 16(b) of the Securities Exchange Act of 1934 and the rules thereunder may be different than the Federal income tax consequences applicable to persons who are not subject to Section 16(b) of the Securities Exchange Act of 1934. Persons subject to Section 16(b) should consult their own tax advisors for more specific information.

                  Incentive Stock Options. Generally, under the Internal Revenue Code, an optionee will not realize taxable income by reason of the grant or the exercise of an incentive stock option (see, however, discussion of Alternative Minimum Tax below) granted pursuant to the 2001 Stock Option Plan. If an optionee exercises an incentive stock option and does not dispose of the shares until the later of (i) two years from the date the option was granted and (ii) one year from the date of exercise, the entire gain, if any, realized upon disposition of such shares will be taxable to the optionee as long-term capital gain, and we will not be entitled to any deduction. If an optionee disposes of the shares within the period of two years from the date of grant or one year from the date of exercise (a "disqualifying disposition"), the optionee generally will realize ordinary income in the year of disposition and we will receive a corresponding deduction, in an amount equal to the excess of (1) the lesser of (a) the amount, if any, realized on the disposition and (b) the fair market value of the shares on the date the option was exercised over (2) the option price. Any additional gain realized on the disposition will be long-term or short-term capital gain and any loss will be long-term or short-term capital loss. The optionee will be considered to have disposed of a share if he sells, exchanges, makes a gift of or transfers legal title to the share (except transfers, among others, by pledge, on death or to a spouse). If the disposition is by sale or exchange, the optionee's tax basis will equal the amount paid for the share plus any ordinary income realized as a result of the disqualifying disposition.

                  The exercise of an incentive stock option may subject the optionee to the Alternative Minimum Tax. The amount by which the fair market value of the shares purchased at the time of the exercise exceeds the option exercise price is an adjustment for purposes of computing the so-called Alternative Minimum Tax. In the event of a disqualifying disposition of the shares in the same taxable year as exercise of the incentive stock option, no adjustment is then required for purposes of the alternative minimum tax, but regular income tax, as described above, may result from such disqualifying disposition.

                  An optionee who surrenders shares as payment of the exercise price of his incentive stock option generally will not recognize gain or loss on his surrender of such shares. The surrender of shares previously acquired upon exercise of an incentive stock option in payment of the exercise price of another incentive stock option, is, however, a "disposition" of such stock. If the incentive stock option holding period requirements described above have not been satisfied with respect to such stock, such disposition will be a disqualifying disposition that may cause the optionee to recognize ordinary income as discussed above.

                  Under the Internal Revenue Code, all of the shares received by an optionee upon exercise of an incentive stock option by surrendering shares will be subject to the incentive stock option holding period requirements. Of those shares, a number of shares (the "Exchange Shares") equal to the number of shares surrendered by the optionee will have the same tax basis for capital gains purposes (increased by any ordinary income recognized as a result of a disqualifying disposition of the surrendered shares if they were incentive stock option shares) and the same capital gains holding period as the shares surrendered. For purposes of determining ordinary income upon a subsequent disqualifying disposition of the Exchange Shares, the amount paid for such shares will be deemed to be the fair market value of the shares surrendered. The balance of the shares received by the optionee will have a tax basis (and a deemed purchase price) of zero and a capital gains holding period beginning on the date of exercise. The incentive stock option holding period for all shares will be the same as if the option had been exercised for cash.

                  Non-Qualified Stock Options. Generally, there will be no Federal income tax consequences to either the optionee or us on the grant of non-qualified stock options pursuant to the 2001 Stock Option Plan. On the exercise of a non-qualified stock option, the optionee has taxable ordinary income equal to the excess of the fair market value of the shares acquired on the exercise date over the option price of the shares. We will be entitled to a federal income tax deduction (subject to the limitations contained in Section 162(m)) of the Internal Revenue Code in an amount equal to such excess, provided that we comply with applicable reporting rules.

                  Upon the sale of stock acquired by exercise of a non-qualified stock option, optionees will realize long-term or short-term capital gain or loss depending upon their holding period for such stock. Capital losses are deductible only to the extent of capital gains for the year plus $3,000 for individuals.

                  An optionee who surrenders shares in payment of the exercise price of a non-qualified stock option will not recognize gain or loss with respect to the shares so delivered unless such shares were acquired pursuant to the exercise of an incentive stock option and the delivery of such shares is a disqualifying disposition. See "Incentive Stock Options." The optionee will recognize ordinary income on the exercise of the non-qualified stock option as described above. Of the shares received in such an exchange, that number of shares equal to the number of shares surrendered have the same tax basis and capital gains holding period as the shares surrendered. The balance of shares received will have a tax basis equal to their fair market value on the date of exercise and the capital gains holding period will begin on the date of exercise.

                  In the event of a permitted transfer by gift of a non-qualified stock option, the transferor will remain taxable on the ordinary income realized as and when such non-qualified stock option is exercised by the transferee. All other tax consequences described above will be applicable to the transferee of the non-qualified stock option. A permitted transfer by gift of a non-qualified stock option may result in federal transfer taxes (gift tax) to the transferor at such time as the option is transferred, as well as such later time or times as the non-qualified stock option vests, if not fully vested on the date of the initial transfer.

                  Limitation on Genesis' Deduction. Section 162(m) of the Internal Revenue Code will generally limit our Federal income tax deduction for compensation paid in any year to its chief executive officer and its four highest paid executive officers to $1,000,000, to the extent that such compensation is not "performance based." Under Treasury regulations, a stock option will, in general, qualify as "performance based" compensation if it (i) has an exercise price of not less than the fair market value of the underlying stock on the date of grant, (ii) is granted under a plan that limits the number of shares for which options may be granted to an employee during a specified period, which plan is approved by a majority of the shareholders entitled to vote thereon, and (iii) is granted and administered by a compensation committee consisting solely of at least two outside directors (as defined in Section 162(m)). If a stock option to an executive referred to above is not "performance based", the amount that would otherwise be deductible by us in respect of such stock option will be disallowed to the extent that the executive's aggregate non-performance based compensation paid in the relevant year exceeds $1,000,000.

                  Withdrawals, Assignments and Liens Under the 2001 Stock Option Plan. An optionee in the 2001 Stock Option Plan may withdraw from the 2001 Stock Option Plan at any time by rejecting options granted under the 2001 Stock Option Plan. Since the shares of Common Stock are not issued under the 2001 Stock Option Plan until options are exercised pursuant to the 2001 Stock Option Plan, the shares may not be hypothecated or assigned prior to their issuance. Generally, options granted pursuant to the 2001 Stock Option Plan may not be hypothecated and are transferable only pursuant to the laws of descent and distribution, except as otherwise provided by the committee with respect to non-qualified stock options.

                  Common Stock is reserved for issuance under the 2001 Stock Option Plan. Therefore, no person has or could create a lien on any Common Stock under the 2001 Stock Option Plan or pursuant to any contract in connection with the 2001 Stock Option Plan.

11. SUMMARY OF THE 2001 STOCK INCENTIVE PLAN

                  General. Our board of directors adopted the 2001 Stock Incentive Plan effective as of October 2, 2001. The purpose of the 2001 Stock Incentive Plan is to promote our long-term interests and those of our shareholders by providing a means for attracting and retaining officers and other employees by providing for awards in the form of our Common Stock.

                  Set forth below is a summary of the provisions of the 2001 Stock Incentive Plan. This summary is qualified in its entirety by the detailed provisions of the text of the actual 2001 Stock Incentive Plan and the form of agreement attached as Exhibit A to the 2001 Stock Incentive Plan.

                  Eligibility and Administration. All officers and employees of us and of any present or future parent or subsidiary corporation selected by our board of directors are eligible to receive awards of our Common Stock under the 2001 Stock Incentive Plan.

                  The 2001 Stock Incentive Plan is administered by our board of directors. Under the 2001 Stock Incentive Plan, our board of directors has the right to adopt such rules for the conduct of its business and the administration of the 2001 Stock Incentive Plan as it considers desirable. The board of directors has the right to construe the 2001 Stock Incentive Plan and the awards issued pursuant to it, to correct defects and omissions and to reconcile inconsistencies to the extent necessary to effectuate the purpose of the 2001 Stock Incentive Plan and the awards issued pursuant to it.

                  Number of Shares and Adjustment. The aggregate number of shares which may be granted under the 2001 Stock Incentive Plan is 750,000 shares of our Common Stock.

                  The 2001 Stock Incentive Plan provides for adjustments to the number of shares issuable under the 2001 Stock Incentive Plan in the discretion of the board of directors in the event of a reorganization, recapitalization, stock split, stock dividend, combination or other exchange of shares, merger, consolidation or any change in our corporate structure or our shares. Awards previously granted pursuant to the 2001 Stock Incentive Plan will be treated like all other outstanding shares of our Common Stock. Any additional shares of Common Stock or other securities received by the participant as a result of the type of event described above will be subject to the same restrictions applicable to the original award.

                  Terms of Awards. Under the 2001 Stock Incentive Plan, our board of directors has the authority, in its discretion, to grant awards entitling the participant to receive a stated number shares of our Common Stock which awards may be subject to restrictions or forfeiture for a period of time as stipulated by our board of directors. The dollar value of awards granted under the 2001 Stock Incentive Plan is based upon the fair market value of our Common Stock on the date of grant. Awards made to employees under the 2001 Stock Incentive Plan shall be based upon criteria established by our board of directors from time to time.

                  Vesting of Awards. All awards of Common Stock granted pursuant to the 2001 Stock Incentive Plan may be subject to vesting for a period of time and will become unrestricted under the 2001 Stock Incentive Plan in accordance with a vesting schedule, if any, set by the board of directors at the time of grant. Under the terms of the 2001 Stock Incentive Plan, the board of directors may also establish an additional period time during which the participant must hold the vested shares prior to resale. During the restricted period, if any, the participant shall have the right to vote the shares subject to the award.

                  Cash Dividends. Pursuant to the terms of the 2001 Stock Incentive Plan, we will defer the payment of cash dividends, if any, to the participant on any unvested shares until the shares vest and are no longer subject to the restrictions. We will hold any deferred cash dividends for the account of the participant and will pay interest on the deferred dividends at a rate determined by our board of directors.

                  Termination of Service; Death. All unvested awards terminate immediately upon termination of the participant's employment with us or our affiliate, other than by reason of disability or death or unless set forth otherwise under the terms of an employment agreement. If the participant ceases to be employed by us or our affiliate because of death or disability, any unvested awards will immediately vest. Additionally, unless the board of directors shall otherwise provide, if the participant's employment with us or our affiliate is involuntarily terminated for any reason, except for cause, during an 18 month period after a change in control of us, the shares of Common Stock subject to the participant's award will fully vest and no longer be subject to the restrictions under the 2001 Stock Incentive Plan. A change in control includes a change within a 12-month period in holders of more than 50% of our outstanding voting stock, or any other events deemed to be a charge in control by our board of directors.

                  The board of directors has the authority, in its sole discretion, to accelerate the time at which any or all of the restrictions shall lapse with respect thereto, or to remove any restrictions whenever it shall determine such action is appropriate by reason of changes in tax or other laws or other changes in circumstances occurring after the commencement of the restricted period.

                  Amendments, Suspension and Termination. Our board of directors may amend or supplement the 2001 Stock Incentive Plan, including the form of agreement evidencing the award, in any way, or suspend or terminate such plan at any time, as determined by the board of directors without the approval of shareholders; provided, however, that such action shall not affect awards granted under the 2001 Stock Incentive Plan prior to the actual date on which such action occurred. If our board of directors voluntarily submits a proposed amendment, supplement, suspension or termination for shareholder approval, such submission shall not require any future amendments, supplements, suspensions or terminations (whether or not relating to the same provision or subject matter) to be similarly submitted for shareholder approval.

                  Expiration of the 2001 Stock Incentive Plan. Unless terminated earlier by our board of directors, the 2001 Stock Incentive Plan shall continue in effect for a period of ten years from October 2, 2001, or until all shares subject to awards have been granted and any restrictions applicable to such shares lapse.

                  ERISA Compliance. The 2001 Stock Incentive Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1934, as amended.

                  Federal Income Tax Consequences of the 2001 Stock Incentive Plan. The following information is not intended to be a complete discussion of the Federal income tax consequences of participation in the 2001 Stock Incentive Plan and is qualified in its entirety by reference to the Internal Revenue Code and the regulations adopted pursuant thereto. The provisions of the Internal Revenue Code described in this section include current tax law only and do not reflect any proposals to revise current tax law. A participant who acquires shares of Common Stock under the 2001 Stock Incentive Plan should consult his or her own tax advisor with respect to his or her individual tax position and the effect of any legislative revisions on such position.

                  Participants subject to taxes imposed by state, local and other taxing authorities, including foreign governments, should consult with their own attorneys or tax advisers regarding the tax consequences thereunder.

                  The Federal income tax consequences applicable to persons subject to potential liability under Section 16(b) of the Securities Exchange Act of 1934 and the rules thereunder may be different than the Federal income tax consequences applicable to persons who are not subject to Section 16(b) of the Securities Exchange Act of 1934. Persons subject to Section 16(b) should consult their own tax advisors for more specific information.

                  The grant of restricted shares will not, by itself, result in the recognition of taxable income to the participant nor entitle us to a deduction at the time of such grant.

                  In the case of participants who are subject to Section 16(b) of the Securities Exchange Act of 1934, which provides that any profit realized by an officer, director or 10% beneficial owner of our Common Stock from any purchase and sale or sale and purchase of stock within any period of six months is recoverable by us, Section 83 of the Internal Revenue Code may postpone the recognition of income.

                  Holders of restricted shares will recognize ordinary income on the date(s) that the restricted shares are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of the shares on such date(s). A holder of restricted shares may generally elect under Section 83(b) of the Internal Revenue Code to recognize ordinary income in the amount of the fair market value of the restricted shares on the date of the grant of the restricted shares. The election under Section 83(b) must be made by the participant holding restricted shares within 30 days of the grant of the restricted shares. We will be entitled to a tax deduction equal to the amount of ordinary income recognized by the holder. Holders of restricted shares will also recognize ordinary income equal to any dividend or dividend-equivalent payments when such payments are received. If the holder of the restricted shares makes a
Section 83(b) election and subsequently forfeits the restricted shares, the holder will not be entitled to a deduction for the amount previously included as income.

                  Withdrawals, Assignments and Liens Under the 2001 Stock Incentive Plan. A participant in the 2001 Stock Incentive Plan may withdraw from the 2001 Stock Incentive Plan at any time by rejecting awards granted under the 2001 Stock Incentive Plan. Although the shares of Common Stock are issued under the 2001 Stock Option Plan, the shares granted pursuant to the 2001 Stock Incentive Plan which are subject to restriction may not be transferred, hypothecated or assigned during the restricted period.

                  Common Stock is reserved for issuance under the 2001 Stock Incentive Plan. No person may create a lien on any Common Stock under the 2001 Stock Incentive Plan or pursuant to any contract in connection with the 2001 Stock Incentive Plan prior to its issuance.

                  Important Note. The statements in this Offer to Acquire concerning the 2001 Stock Option Plan and 2001 Stock Incentive Plan are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the 2001 Stock Option Plan and 2001 Stock Incentive Plan.

                  Please contact James W. Tabak by e-mail at jim.tabak@ghv.com or by telephone at 610-925-4050, to request and obtain a copy of the 2001 Stock Option Plan or 2001 Stock Incentive Plan. We will promptly furnish you copies of these documents at our expense.

12. INFORMATION CONCERNING GENESIS

                  We are a leading provider of healthcare and support services to the elderly. Our operations are comprised of two primary business segments, pharmacy services and inpatient services. These segments are complemented by an array of other service capabilities.

                  We provide pharmacy services nationwide through our NeighborCare integrated pharmacy operation that serves approximately 248,000 institutional beds in long-term care settings. We also operate 31 community-based retail pharmacies.

                  We provide inpatient services through skilled nursing and assisted living centers primarily located in the eastern United States. We currently own, lease, manage or jointly-own 254 eldercare centers with 30,704 beds, of which 18 centers with 1,922 beds have been identified as either assets held for sale or discontinued operations.

                  We also provide rehabilitation services, diagnostic services, respiratory services, hospitality services, group purchasing services and healthcare consulting services.

                  Additional information about us is available from the documents described in Section 19. The financial statements included in exhibit 13 to our annual report on Form 10-K for the year ended September 30, 2002 ("Annual Report") and in our quarterly report on Form 10-Q for the quarter ended December 31, 2002 ("Quarterly Report") are incorporated herein by reference. The following table summarizes certain of our consolidated financial data.

                          STATEMENT OF OPERATIONS DATA:
                (Amounts in thousands except for per share data)

                                                       Successor Company          |                Predecessor Company
                                                --------------------------------  |    -------------------------------------------
                                                                     Year ended   |
                                                Three Months Ended    September   |                    Years ended
                                                    December 31,         30,      |                   September 30,
                                                ------------------    ---------   |    ------------------------------------------
                                                  2002       2001       2002      |     2001         2000       1999        1998
                                                 ------     ------     ------     |    ------       ------     ------      ------
                                                     Unaudited                    |
Statement of Operations Data                                                      |
(in thousands, except per share data)                                             |
Net revenues...............................    $ 669,511   $ 635,631 $ 2,623,679  | $ 2,452,171   $2,327,627 $ 1,843,270 $ 1,380,534
Income (loss) from continuing operations          15,496      16,198      73,794  | (1,247,824)    (877,751)   (286,954)    (11,388)
Net income (loss) attributable to common                                          |
   shareholders............................       11,937      15,599      70,167  |     247,009    (883,455)   (290,050)    (25,900)
Per common share data (diluted):                                                  |
Earnings (loss) from continuing                     0.37        0.39        1.76  |     (25.65)      (18.65)      (8.09)      (0.32)
   operations..............................                                       |
Net income (loss) attributable to common                                          |
   shareholders............................    $    0.29   $    0.38 $      1.68  | $      5.08   $  (18.77) $    (8.17) $    (0.74)
Weighted average common shares - diluted...       43,712      43,164      43,351  |      48,641       47,077      35,485      35,159


                                                      Successor Company           |           Predecessor Company
                                             ----------------------------------   |    ---------------------------------
                                                As of                             |
                                             December 31,    As of September 30,  |           As of September 30,
                                             ------------    -------------------  |    ---------------------------------
                                                2002           2002       2001    |     2000           1999        1998
                                               ------         ------     ------   |    ------         ------      ------
                                             Unaudited                            |
    Balance Sheet Data (in thousands)                                             |
    Working capital........................  $ 416,223     $  449,006 $   282,016 | $   304,241    $   235,704 $   243,461
    Total assets...........................   1,961,961     1,989,495   1,839,220 |   3,127,899      2,429,914   2,627,368
    Liabilities subject to compromise......          --            --          -- |   2,446,673             --          --
    Long-term debt.........................     613,377       648,939     603,268 |      10,441      1,484,510   1,358,595
    Redeemable preferred stock.............      45,449        44,765      42,600 |     442,820             --          --
    Shareholders' equity (deficit).........  $  927,530    $  914,123 $   834,858 | $ (246,926)    $   587,890 $   875,072


                  Copies of our Annual Report and Quarterly Report are available over the Internet at the world wide web site of the SEC at http://www.sec.gov. In addition, copies of the our Annual Report and Quarterly Report, excluding exhibits (other than exhibit 13 to the Annual Report), may be obtained free of charge upon submission of a written request to James W. Tabak at Genesis Health Ventures, Inc., 101 East State Street, Kennett Square, Pennsylvania 19348 and may be inspected and copied free of charge at the same address. Copies of exhibits to our Annual Report and Quarterly Report may be obtained for a nominal charge.

                  The ratio of our earnings to fixed charges for the year ended September 30, 2002 was 2.7x and was computed by dividing earnings (income from continuing operations before income taxes, minority interest and extraordinary items, adjusted for fixed charges) by fixed charges. Fixed charges included interest incurred on long-term and other debt, the interest factor deemed to be included in lease expense (estimated at one-third of cash basis lease cost), and certain amortization of debt issuance costs.

                  The book value per share of our Common Stock as of December 31, 2002 (the date of our most recent balance sheet presented) was $15.45.

13. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE OPTIONS

                  A list of our executive officers and directors is attached to this Offer to Acquire as Schedule A. As of March 31, 2003, our executive officers as a group held eligible Options under the 2001 Stock Option Plan, to purchase a total of 175,000 shares of our Common Stock, representing approximately 9.8% of all eligible Options under the 2001 Stock Option Plan, which may be tendered pursuant to this offer. Our executive officers, except for our Chief Executive Officer, are eligible to participate in the offer and tender their Options for exchange.

                  Below is a table that indicates the number of eligible Options each executive officer may tender in the offer and the amount of our securities beneficially owned by these executive officers as of April 1, 2003.

                                            Number of Eligible         Number of Shares of
                                           Options to tender in           Common Stock             Percentage of Common
          Executive Officer                      the Offer             Beneficially Owned        Stock Beneficially Owned
--------------------------------------    ------------------------    ----------------------    ---------------------------
Robert H. Fish                                     -----                     177,500                        *
George V. Hager, Jr.                              75,000                      37,500                        *
Barbara J. Hauswald                               35,000                      13,128                        *
James V. McKeon                                   35,000                      13,128                        *
James J. Wankmiller, Esquire                      30,000                      11,250                        *

___________________
* Less than 1 percent

                  As of February 1, 2003, our non-employee directors beneficially owned an aggregate of 137,500 Options. Our non-employee directors are not eligible to participate in the offer. For additional information regarding the amount of our securities beneficially owned by our officers and directors as of February 1, 2003, please refer to the Section entitled "Security Ownership of Certain Beneficial Owners and Management" on pages 4-6 of our definitive proxy statement for our 2003 Annual Meeting of Shareholders, filed with the SEC on March 7, 2003. During the six months prior to the date of this Offer to Acquire, we issued Options to purchase 2,500 shares of Common Stock at $16.80 per share to each non-employee director and Options to purchase 600,000 shares of Common Stock to our Chief Executive Officer of which 125,000 Options are exercisable at a price of $17.00 per share and 475,000 Options are exercisable at $20.33 per share.

                  Except as otherwise described herein and other than ordinary course purchases in the open market, neither we, nor to the best of our knowledge, any of our directors, executive officers or affiliates, has effectuated any transactions involving options or the Common Stock issuable upon the exercise of options during the 60 days prior to the date of this Offer to Acquire.

                  Except as otherwise described herein, neither we nor, to the best of our knowledge, any of our directors, executive officers or affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

                  On March 20, 2003, we announced that our board of directors authorized the repurchase of up to $50 million of our Common Stock through privately negotiated third party transactions or in the open market. As part of this stock repurchase program, on March 28, 2003, we purchased 1 million shares of our Common Stock from The Goldman Sachs Group, Inc. for $15 per share. Our director, Joseph LaNasa III, is a managing director of Goldman Sachs.

14. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER

                  Options which are properly and timely tendered for exchange and which we acquire pursuant to the offer, will be cancelled, and the shares of Common Stock subject to those Options will be returned to the pool of shares available for issuance upon exercise of new options granted under the 2001 Stock Option Plan.

                  The Restricted Share Accelerations and Cash Payments made on the Cancellation Date for all Options accepted for cancellation will be recorded as compensation expense.

                  If we were to grant any options within six months of the Cancellation Date to any participating option holder whose Options have been accepted and cancelled, our grant of those options to the participating option holder would be treated for financial reporting purposes as a variable award. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to our quarterly earnings over the period that the newly granted options are outstanding. We would have to adjust this compensation expense on a quarterly basis during the term of the options based on increases or decreases in the market value of the shares subject to the newly granted options.

15. LEGAL MATTERS; REGULATORY APPROVALS

                  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of tendered Options for the Restricted Shares Acceleration or Cash Payment. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict at this time whether we may be required to delay the acceptance of Options for cancellation pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept Options tendered for cancellation is subject to conditions, including the conditions described in Section 7.

16. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

                  The following is a general summary of the material United States Federal income tax consequences of the cancellation of Options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. The Federal tax laws may change and the Federal, state, and local tax consequences for each eligible employee will depend upon that eligible employee's individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

                  The amount of the Cash Payment to option holders who are United States citizens or residents, and tender Options for cancellation pursuant to this offer will be taxed as ordinary compensation income of such option holders in the year received. Such income is subject to applicable withholding of income, FICA and Medicare taxes and other applicable employment taxes. The tax consequences to a United States citizen or resident who tenders Options for Cancellation in consideration for the Restricted Share Acceleration under the 2001 Stock Incentive Plan is dependent upon whether option holder made a valid Section 83(b) election upon the receipt of the restricted share or elected to defer the receipt of such restricted shares pursuant to the Genesis Health Ventures, Inc. Deferred Compensation Plan. In either of such events, there will be no ordinary compensation income realized as a result of the acceleration. With respect to those option holders who did not make a valid
Section 83(b) election or did not elect to defer the receipt of restricted shares under the Genesis Health Ventures, Inc. Deferred Compensation Plan, such optionees will be subject to tax on ordinary compensation income in an amount equal to the fair market value of the accelerated shares on the Cancellation Date. Such ordinary compensation income will be subject to applicable withholding by Genesis of income, FICA and Medicare taxes and other applicable employment taxes. Accelerated shares that are subject to tax will have a tax basis equal to their fair market value on the Cancellation Date and a holding period beginning on such date. To the extent that a tendering option holder recognizes ordinary income, we will be entitled to a corresponding Federal income tax deduction, subject to the requirements that the compensation be reasonable and is not limited under Section 162(m) of the Code.

                  Eligible employees who are entitled to receive the Restricted Share Acceleration should consult their tax advisors and the administrator of the Genesis Health Ventures, Inc. Deferred Compensation Plan prior to determining whether to accept the offer.

                  We do not believe that this offer will change any of the terms of your eligible Options if you do not accept the offer.

                  We recommend that you consult your own tax advisor with respect to the Federal, state, and local tax consequences of participating in the offer.

17. EXTENSION OF OFFER; TERMINATION; AMENDMENT


                  We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in
Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for cancellation of any Options by giving oral, written, or electronic notice of such extension to the option holders or by making a public announcement of such extension. We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date to terminate or amend the offer and to postpone our acceptance and cancellation of any Options elected for exchange upon the occurrence of any of the conditions specified in Section 7, by giving written or electronic notice of such termination or postponement to the option holders or by making a public announcement of such termination or postponement. Notwithstanding the foregoing, we will pay the consideration offered or return the Options tendered for cancellation promptly after termination or withdrawal of the offer.


                  Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in
Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered to option holders in the offer or by decreasing or increasing the number of Options to be tendered in the offer.

                  Amendments to the offer may be made at any time and from time to time by public announcement. If we extend the length of time during which the offer is open, the announcement must be issued no later than 9:00 a.m., Philadelphia time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by a press release to BusinessWire.

                  If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Except for a change in the Restricted Share Acceleration or Cash Payment for eligible Options tendered for cancellation or a change in percentage of Options sought for cancellation, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. In the event we increase or decrease the Cash Payment to be paid or Restricted Share Acceleration to be made for the Options tendered for cancellation; we will publish notice or otherwise notify you in writing of such action, and we will extend the offer until the expiration of no fewer than ten
(10) business days from the date of such notice.

                  If the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 17, we will extend the offer so that the offer is open at least ten (10) business days following the publication, sending or giving of notice.

18. FEES AND EXPENSES

                  We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to tender Options pursuant to the offer. You will be responsible for any expenses incurred by you in connection with your election to participate in this offer including, but not limited to, mailing, faxing and telephone expenses, as well as any expenses associated with any tax, legal or other advisor consulted or retained by you in connection with this offer.

19. ADDITIONAL INFORMATION

                  We recommend that, in addition to this Offer to Acquire, the Letter of Acceptance, and Notice of Withdrawal, you review the following materials, which we have filed with the SEC, before making a decision on whether to elect to cancel your options:

(a)           our annual report on Form 10-K for the year ended
              September 30, 2002, filed with the SEC on December
              30, 2002;

(b) our quarterly report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003;

(c) our definitive proxy statement on Schedule 14A for our 2003 annual meeting of shareholders, filed with the SEC on March 7, 2003;

(d) our registration statement on Form S-8 filed with the SEC on February 5, 2002;

(e) our registration statement on Form S-8 filed with the SEC on February 26, 2002; and

(f) the description of our Common Stock contained in our registration statement on Form 8-A, which was filed on October 2, 2001.

                  The SEC file number for all of these filings other than the Registration Statements on Form S-8 is 0-33217. The SEC file number for the Registration Statement on Form S-8 filed on February 5, 2002 is 333-82200. The file number for the Registration Statement on Form S-8 filed with the SEC on February 26, 2002 is 333-83430. These filings, and the other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the SEC at the SEC public reference room:

       450 Fifth Avenue, N.W.
       Washington, D.C. 20549

Copies of all or any part of such documents may be obtained from such offices upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-732-0330.

                  Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

                  We will also provide without charge to each person to whom a copy of this Offer to Acquire is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                          Genesis Health Ventures, Inc.
                          Attention: James W. Tabak
                          Senior Vice President, Human Resources
                          101 East State Street
                          Kennett Square, Pennsylvania 19348

                  You may also make a request by telephone at (610) 925-4050 between the hours of 9:00 a.m. and 5:00 p.m., Philadelphia time, Monday through Friday.

                  If you find inconsistencies between the foregoing documents, or between a document and this Offer to Acquire, you should rely on the statements made in the most recent document.

                  The information contained in this Offer to Acquire about us should be read together with the information contained in the documents to which we have referred you.

20.      MISCELLANEOUS

                  Statements made in this Offer to Acquire and in our other public filings and releases, which are not historical facts contain "forward-looking" statements that involve risks and uncertainties and are subject to change at any time.

                  The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that these statements are not guarantees of future performance and that actual results and trends in the future may differ materially.

                  Factors that could cause actual results to differ materially include, but are not limited to the following, which are discussed more fully in our periodic reports under "Risk Factors":

o changes in the reimbursement rates or methods of payment from Medicare and Medicaid, or the implementation of other measures to reduce the reimbursement for our services;

o the expiration of enactments providing for additional governmental funding;

o        changes in pharmacy legislation and payment formulas;

o        the impact of federal and state regulations;

o        changes in payor mix and payment methodologies;

o further consolidation of managed care organizations and other third party payors;

o        competition in our businesses;

o an increase in insurance costs and potential liability for losses not covered by, or in excess of, our insurance;

o        competition for qualified staff in the healthcare industry;

o our ability to control operating costs and generate sufficient cash flow to meet operational and financial requirements;

o an economic downturn or changes in the laws affecting our business in those markets in which we operate;

o the impact of our reliance on one pharmacy supplier to provide a significant portion of our pharmacy products;

o        the impact of acquisitions and spin-off of our eldercare business;

o        the ability to implement and achieve certain strategic objectives;

o the difficulty in evaluating certain of our financial information due to a lack of comparability following the emergence from bankruptcy; and

o acts of God or public authorities, war, civil unrest, terrorism, fire, floods, earthquakes and other matters beyond our control.

                  We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to cancel eligible Options be accepted from or on behalf of, the option holders residing in such jurisdiction.

                  We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the accompanying Letter of Acceptance. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                                        GENESIS HEALTH VENTURES, INC.

April 1, 2003

                                   SCHEDULE A

                    INFORMATION CONCERNING THE DIRECTORS AND
                    OFFICERS OF GENESIS HEALTH VENTURES, INC.

                  The Directors and Officers of Genesis Health Ventures, Inc. and their position and offices as of March 31, 2003, are set forth in the following table:

             Name                          Position and Offices Held
             ----                          -------------------------
Robert H. Fish..................    Chairman and Chief Executive Officer
George V. Hager, Jr.............    Executive Vice President and Chief Financial
                                    Officer
Barbara J. Hauswald.............    Senior Vice President and Treasurer
James V. McKeon.................    Senior Vice President and Corporate
                                    Controller
James J. Wankmiller, Esquire....    Senior Vice President, General Counsel and
                                    Corporate Secretary
Joseph A. LaNasa III............    Director
James A. Bloem..................    Director
James D. Dondero................    Director
James E. Dalton, Jr.............    Director
Dr. Philip P. Gerbino...........    Director



                  The address of each Director and Officer is care of Genesis Health Ventures Inc., 101 East State Street, Kennett Square, Pennsylvania 19348.





















                                      A-1